UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2015

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan

(Full title of the Plan)

Seneca Foods Corporation

(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505

(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

PAGE

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                         1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                                            3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                                  4

NOTES TO FINANCIAL STATEMENTS                                                                                                                           5

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT END OF YEAR                                                                                                 13

Seneca Foods Corporation
Employees' Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets held at end of year as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in

Seneca Foods Corporation
Employees' Savings Plan
Page Two

the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Bobbitt, Pittenger & Company, PA

Certified Public Accountants
Sarasota, FL
June 23, 2016

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014

ASSETS

INVESTMENTS:
At fair value:
Nuveen Equity Index Fund I	$27,195,695	$26,883,979
Seneca Foods Corporation Employer Stock Fund	20,896,643	19,496,906
Oakmark Equity and Income Fund	19,359,231	21,719,386
Dodge & Cox Stock Fund	9,135,217	13,701,814
American Funds Growth Fund R4	7,481,508	6,890,406
Dreyfus International Stock Index	6,420,924	5,190,102
Dreyfus Mid-Cap Index Fund	5,561,272	6,483,830
American Beacon Small Cap Val Inst	5,134,738	6,896,926
PIMCO Real Return Fund	5,050,495	4,964,792
Wells Fargo Advantage Spec MD CP Val R6	3,373,623	1,664,774
Baird Aggregate Bond	3,359,220
Blackrock Small Cap Growth Equity	3,300,551	3,536,237
Nuveen Mid Cap Growth Opportunity I	2,851,460	2,841,509
Columbia Small Cap Index Fund Z	2,769,023	1,509,424
Vanguard Total Bond Market Index	2,492,280	4,118,656
Dodge & Cox International Fund	2,254,628	3,504,615
PIMCO Total Return Instl	1,766,253	2,398,047
Invesco International Growth Fund A	1,003,149	838,819

At contract value:
Key Guaranteed Portfolio Fund	26,000,916	25,411,670

Total investments	155,406,826	158,051,892

RECEIVABLES:
Employer's contribution	2,272,635	2,349,511
Participant contributions	148,732
Notes receivable from participants	599,018	609,011
	3,020,385	2,958,522

NET ASSETS AVAILABLE FOR BENEFITS	$158,427,211	$161,010,414

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2015	2014

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments	$(7,335,258)	$(2,770,625)
Interest and dividend income	7,005,260	8,478,176
Contributions:
Participants	9,353,070	8,990,311
Employer	2,272,635	2,349,364
Other income	74,040	150,385

Total additions	11,369,747	17,197,611

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	13,830,554	8,777,013
Administration expenses	122,396	112,087

Total deductions	13,952,950	8,889,100

NET (DECREASE) INCREASE	(2,583,203)	8,308,511

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	161,010,414	152,701,903

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$158,427,211	$161,010,414

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 2% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds and an insurance group annuity contract as investment options for participants. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants' pro rata share of total participating payroll. Contributions are subject to certain statutory limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings (losses), and charged with an allocation of any administrative expenses paid by the Plan.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The notes are secured by the balance in the participant's account and bear interest at rates ranging from 4.25 percent to 6 percent, which are commensurate with local prevailing rates as determined by the Plan.  Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a current lump sum. If the balance (not including any rollover account), is equal to or greater than $5,000, a participant may elect to receive a deferred lump sum.

Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested accounts totaled approximately $9,988 and $4,175, respectively.  These accounts will be used to reduce future employer contributions.
In 2015, employer contributions were reduced by $4,175 from forfeited non-vested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review

Subsequent events were evaluated through June 23, 2016, which is the date the financial statements were issued.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. As of December 31, 2015 and 2014, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit responsive group annuity contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

Adoption of New Accounting Pronouncements

Effective January 1, 2015, the Plan adopted Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), which simplifies the required disclosures related to employee benefit plans. Part I - Fully Benefit-Responsive Investment Contracts, eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II - Plan Investment Disclosures, eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

requires plans to continue to disaggregate investments that are measured using estimated fair value by general type, however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III - Measurement-Date Practical Expedient, is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management elected to early adopt Part I and II.

NOTE C - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 16, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.

NOTE D - INVESTMENTS

During 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,335,258 and $2,770,625, respectively.

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

2015                                                                                         2014
Net assets:
Seneca Foods Corporation Employer Stock Fund                         $20,896,643                    $19,496,906

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

Changes in net assets:
Contributions	$2,647,580	$2,323,845
Net appreciation in fair value	1,248,173	(2,463,205)
Withdrawals by participants	(2,496,016)	(1,185,492)

	1,399,737	$(1,324,852)

NOTE F – FAIR VALUE MEASUREMENTS

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of the Seneca Foods Corporation Employer Stock Fund is valued at the underlying asset value of the funds at year-end.

The following tables set forth, by level within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015 and 2014:

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

			Quoted Prices
			in Active
			Markets For
			Identical
			Assets
	Fair Value		(Level 1)

December 31, 2015

Mutual funds	$108,509,267		$108,509,267
Seneca Foods Corporation
Employer Stock Fund	20,896,643		20,896,643
	$129,405,910		$129,405,910

			Quoted Prices
			in Active
			Markets For
			Identical
			Assets
	Fair Value		(Level 1)

December 31, 2014

Mutual funds	$113,143,316		$113,143,316
Seneca Foods Corporation
Employer Stock Fund	19,496,906		19,496,906
	$132,640,222		$132,640,222

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE G – GROUP ANNUITY CONTRACT

The Plan has a fully benefit responsive group annuity contract with an insurance company, which is called the Key Guaranteed Portfolio Fund. The insurance company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses.

Since the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. The group annuity contract is presented on the face of the statement of net assets available for benefits at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the Plan's ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy, (6) and early retirement incentives. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The insurance company may not terminate the contract at any amount less than the contract value.

The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the product will be established based on the earnings of the underlying assets in the entire medium-long term portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The average yield earned by the Plan for the group annuity contract is derived by averaging the quarterly gross interest rates for the fund over the year. The average for 2015 and 2014 was 1.31% and 1.70%, respectively. The actual average yield earned by the Plan for the group annuity contract is derived by averaging the Plan's quarterly interest rates. The average for 2015 and 2014 was 1.31% and 1.70%, respectively.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS
   TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE J – RELATED PARTY TRANSACTIONS

The group annuity contract is managed by Great-West Life and Annuity Insurance Company. Great-West Life and Annuity Insurance Company is the third-party administrator for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are investments in the Seneca Foods Corporation Employer Stock Fund.  As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 701,864 and 678,524 shares of common stock of Seneca Foods Corporation in the Seneca Foods Corporation Employer Stock Fund, respectively.
All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE K – RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
EIN: 16-0733425 PLAN NUMBER: 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	American Beacon	Small Cap Val Inst		$5,134,738

	American Funds	Growth Fund of America Class R4		7,481,508

	BlackRock	Small Cap Growth Equity		3,300,551

	Baird	Aggregate Bond		3,359,220

	Columbia	Small Cap Index Fund Z		2,769,023

	Dodge & Cox	Stock Fund		9,135,217

		International Fund		2,254,628

	Dreyfus	Mid Cap Index Fund		5,561,272

		International Stock Index Fund		6,420,924

*	Great-West Life and Annuity Insurance	Key Guaranteed Portfolio Fund		26,000,916

	Invesco	International Growth Fund A		1,003,149

	Nuveen	Mid Cap Growth Opportunity I		2,851,460

		Equity Index Fund I		27,195,695

	Oakmark	Equity and Income Fund		19,359,231

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
EIN: 16-0733425 PLAN NUMBER: 003
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) CONTINUED
DECEMBER 31, 2015

Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	Pimco Funds	Real Return Fund		5,050,495

		Total Return Fund		1,766,253

*	Seneca Foods
	Corporation	Employer Stock Fund	16,305,291	20,896,643

	Vanguard	Total Bond Market Index		2,492,280

	Wells Fargo	Advantage Spec MD CP Val R6		3,373,623

	Participant Loans	Interest rates 4.25% - 6.00%		599,018

* Indicates a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Kraig H. Kayser
-----------------------
Kraig H. Kayser                                           June 23, 2016
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan